Exhibit (d)(3)

STRICTLY PRIVATE AND CONFIDENTIAL

Coleman Cable, Inc.

1530 Shields Drive

Waukegan, Illinois 60085

Dated as of November 15, 2013

Southwire Company

One Southwire Drive

Carrollton, Georgia 30119

Ladies and Gentlemen:

In connection with a possible mutually agreed transaction (the “Transaction”) between Coleman Cable, Inc., a Delaware corporation (the “Company”) and Southwire Company, a Delaware corporation (“Bidder”), and in order to induce Bidder to pursue the Transaction and to incur expenses in connection therewith, the Company and Bidder agree as follows:

1. Exclusivity.

(a) Subject to Section 1(e), the Company agrees to negotiate exclusively with Bidder with respect to the Transaction, and not to pursue any Alternative Transaction (as defined below), during the period (the “Exclusivity Period”) beginning on the date hereof and ending on the earlier of (i) the date on which a definitive agreement with respect to the Transaction is executed and delivered by the Company and Bidder and (ii) 11:59 P.M. New York City time on December 4, 2013, or such later time and date as the Company and Bidder may agree in writing.

(b) During the Exclusivity Period, each of the Company and Bidder agrees to negotiate in good faith with the other with a view towards agreeing the terms and conditions of, and entering into a definitive agreement providing for, the Transaction as soon as reasonably practicable during the Exclusivity Period.

(c) During the Exclusivity Period, the Company agrees that it will not, and will use reasonable best efforts to cause its Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer providing for an Alternative Transaction, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any person in connection with, an Alternative Transaction or (iii) otherwise knowingly facilitate any effort or attempt by any person to make a proposal or an offer providing for an Alternative Transaction.

(d) The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Alternative Transaction.

(e) In the event that during the Exclusivity Period, Bidder determines to reduce its offer price of $26.25 per share of the outstanding stock of the Company, the Bidder shall promptly provide written notice thereof to the Company, which notice shall include the proposed reduced per share offer price and shall state the reasons for the proposed reduction and the calculation thereof in reasonable detail. Upon receipt of such notice, at its sole option, the Company may terminate this letter agreement and the Exclusivity Period with immediate effect by written notice to Bidder.

(f) As used in this letter agreement, (i) “Representatives” means, as to any person, each officer, director, financial advisor, outside legal counsel, accountant, investment banker, financing source and other advisor, agent or representative of such person; (ii) “person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other entity; and (iii) “Alternative Transaction” means any merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share sale or exchange, asset sale or exchange, business combination or similar transaction between the Company and any person or persons other than Bidder and its affiliates that would result in such person or persons becoming the beneficial owner(s) of, directly or indirectly, in one or a series of related transactions, 50% or more of the total voting power or of any class of equity securities of the Company, or 50% or more of the consolidated total assets (including equity securities of its subsidiaries) of the Company.

2. Confidentiality. The existence and contents of this letter agreement are confidential and shall be treated as “Transaction Information” as defined in and subject to the confidentiality agreement, dated October 1, 2013, between the Company and Bidder (the “Confidentiality Agreement”).

3. No Obligation. This letter agreement is not, and shall not be construed to be, an offer to enter into, or an agreement to consummate, the Transaction or any other transaction. It is understood and agreed that unless and until there is a definitive agreement with respect to the Transaction executed and delivered by each of the Company and Bidder, neither the Company nor Bidder intends to be, nor shall either the Company or Bidder be, under any legal obligation of any kind whatsoever with respect to the Transaction or otherwise by virtue of this letter agreement or any written or oral expressions by it, in each case, except to the extent specifically agreed in this letter agreement or the Confidentiality Agreement.

4. No Assignment; No Third Party Beneficiaries. Except as specifically set forth herein, nothing in this letter agreement is intended or shall be construed to confer upon any person other than the Company and Bidder and their successors or permitted assigns, any rights or remedies under or by reason of this letter agreement. Neither the Company nor Bidder may assign this letter agreement or any of their respective rights or obligations hereunder without the prior written consent of the other party. Any attempted assignment by a party without the prior written consent of each other party will be of no force and effect.

5. Amendment; Waiver; Entire Agreement. This letter agreement may only be amended in a writing executed by the Company and Bidder. Any provision of this letter agreement may be waived by the party entitled to the benefit thereof if in writing and signed by such party. This letter agreement, together with the Confidentiality Agreement, contains the entire understanding between the Company and Bidder as to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

6. Governing Law; Jurisdiction; Waiver of Jury Trial. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party agrees that it may bring any action or legal proceeding in respect of any claim arising out of or related to this letter agreement in any federal court located in the State of Delaware or any Delaware state court (the “Chosen Courts”), and solely in connection with claims arising under this letter agreement (i) irrevocably submits to the non-exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or legal proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) waives any right to trial by jury.

7. Severability; Interpretation. It is understood and agreed that if any provision contained in this letter agreement or the application thereof to the Company, Bidder or any other person or circumstance shall be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this letter agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. In the case of any such invalidity, illegality or unenforceability, a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision. Headings contained in this agreement are for convenience of reference only, do not constitute part of this letter agreement and do not limit or otherwise affect any of the provisions hereof.

8. Counterparts. This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument.

9. Equitable Relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this agreement were not performed in accordance with its terms or were otherwise breached. It is accordingly agreed that each party hereto, without prejudice to any rights to judicial relief it may otherwise have, shall be entitled to seek equitable relief, including injunction and/or specific performance, in the event of any breach or threatened breach of the provisions of this agreement. Each party hereto agrees that it will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto also agrees that it will not seek and agrees to waive any requirement for the securing or posting of a bond in connection with the other party’s seeking or obtaining such relief.

Please confirm your agreement with the foregoing by signing the enclosed copy of this letter and returning it to us, whereupon it will become a binding obligation of both Bidder and the Company.

Very truly yours,

COLEMAN CABLE, INC.

By:	/s/ David Bistricer
	Name:	David Bistricer
	Title:	Co-Chairman of the Board

ACCEPTED AND AGREED:

SOUTHWIRE COMPANY

By:	/s/ Floyd W. Smith
	Name:	Floyd W. Smith
	Title:	Executive Vice President